July 9, 2010

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

      Re: BlackRock Build America Bond Trust
              File Nos. 333-167434 and 811-22426

Dear Mr. Hoffman:

On June 10, 2010, you filed a registration statement on Form N-2 for common shares of the BlackRock Build America Bond Trust (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we have generally used the headings, terms and page numbers in the registration statement.

Prospectus

Cover Page

1.   Please briefly describe Build America Bonds ("BABs") in the paragraph captioned "Investment Policies." Please prominently disclose that, unlike income from most municipal securities, the income from BABs will be subject to federal income tax and may be subject to state income tax.

2.   The paragraph captioned "Portfolio Contents" states that the Trust may invest up to 20% of its Managed Assets in taxable municipal securities that do not qualify for federal support. Please explain the term "federal support." Please also prominently disclose that although the U.S. Government subsidizes the interest paid on BABs, it does not guarantee the principal or interest on BABs.

3.   The first paragraph under the caption "Build America Bonds" states that BABs *include* bonds issued by state and local governments. Disclosure elsewhere in the prospectus states that BABs may include other types of instruments. For example, the first full paragraph on page 2 of the prospectus states that the Trust will "purchase BABs . . . in the form of *bonds, notes, leases or certificates of participation*" and other instruments. (Emphasis added.) Please provide a clear definition of BABs, including the types of instruments that would qualify as BABs.

4.   The second paragraph under the heading "Build America Bonds" states that the Obama administration and Congress are considering a variety of proposals concerning BABs, including proposals that would "reduce the amount of the subsidy." Please describe the federal subsidy that will be paid to BAB issuers.

Please also disclose that the federal subsidy may be reduced or eliminated if the state or municipal issuer owes money to the federal government.

5.   The paragraph captioned "Leverage" discloses that the Trust intends to use leverage by investing in derivative instruments with leverage imbedded in them, such as residual interest municipal tender option bonds ("TOBs"). Inasmuch as investments in TOBs appear to be part of the Trust's principal investment strategy, please make this disclosure more prominent. In addition, disclose that the TOBs trust will be created for the Trust and that holders of debt securities issued by a TOBs trust may seek recourse against assets of the Trust. Please also disclose that investments in TOBs are highly volatile and that if there is a rise in short term interest rates — which currently are near historically low levels — the Trust could lose more than the amount of its investment in the TOBs. Please disclose the limits on the amounts that may be invested in TOBs; any limits on amounts the Trust may lose in excess of the amount of its investment; and a brief explanation of how purchasing TOBs could result in the loss of more than the amount of the investment. Since tender option bonds may be viewed as senior securities similar to secured borrowings used to leverage the Trust, please explain to us how the Trust will comply with its asset coverage obligations under Section 18 of the Investment Company Act of 1940.

Prospectus Summary — Investment Policies (Page 2)

6.   The fourth paragraph of this section states that the Trust may engage in various strategic transactions for hedging and risk management purposes or to enhance total return. Please explain what types of transactions the Trust will engage in to enhance total return, and what types of transactions the Trust will engage in for hedging and risk management. Please explain how each transaction is used.

Prospectus Summary — Build America Bonds (Page 2)

7.   The last paragraph of this section states that although the Trust currently anticipates investing in direct pay BABs, it may invest in tax credit BABs. Please explain to us how investing in tax credit BABs would be consistent with the Trust's primary objective to seek high current income.

Prospectus Summary — Leverage (Page 4)

8.   This section states that the Trust currently intends to use economic leverage of up to 35% of its Managed Assets, but may use economic leverage of up to 50% of its Managed Assets. Please also express these amounts of leverage as percentages of the Trust's net assets.

9.   Please briefly describe how a TOBs trust is structured. We suggest including a graphic representation of the methodology for creation of TOBs. Please explain

how the use of a TOBs trust results in leverage and provide an example illustrating how the amount of economic leverage imbedded in a tender option bond is determined.

10.   The Trust has a policy of investing at least 80% of its Managed Assets in BABs. Please explain to us how municipal securities deposited in a TOBs trust are treated for purposes of this 80% policy. For example, if the Trust transfers BABs to a TOBs trust, would all or a portion of those BABs be counted towards the 80% policy?

11.   The second paragraph of this section states that if the income and gains on municipal bonds owned by a TOBs trust that issues a residual interest to the Trust are greater than the payments due on the short-term floating rate instruments issued by the TOBs trust, the Trust's returns will be greater than if it had not invested. Please explain what happens if the income and gains on the municipal bonds are less than the payments due on the short-term floating rate instruments issued by the TOBs trust.

12.   Please confirm to us that the transactions in TOBs discussed in the prospectus will be accounted for and reported on in accordance with ASC 860, Transfers and Servicing. If appropriate, please disclose that the common shareholders pay for the creation of TOBs. Also, please represent that the financial statements, financial highlights, and other materials containing financial information, including but not limited to the prospectus fee table, will properly reflect these transactions and that the Trust's independent accountants concur with such accounting treatment.

Prospectus Summary — Investment Adviser (Page 5)

13.   This section states that the Investment Advisor's fee will be based on Managed Assets. "Managed Assets" will include assets attributable to the Trust's use of leverage, even assets which are not reflected in the Trust's financial statements, including a portion of assets in the TOBs trust. Please explain to us why it is appropriate for the Investment Adviser to be paid a fee based on assets which are not reflected in the Trust's financial statements. In addition, inasmuch as the Trust intends to use leverage in an amount equal to 35% to 50% of Managed Assets, please also express the advisory fee as a percentage of net assets.

Prospectus Summary — Distributions (Page 5)

14.   The second paragraph of this section states that the Trust may, from time to time, distribute less than all of the income from a particular period to maintain a more stable monthly distribution of income. If the Trust intends to make returns of capital to maintain a stable level of distributions, please disclose that fact in this section.

Prospectus Summary — Special Risk Considerations — Interest Rate Risk (Page 8)

15.   Since interest rates are at historic lows, prominently discuss the risks of interest rate increases. Please disclose that the value of TOBs is highly sensitive to changes in interest rates and increases in interest rates will cause greater drops in the value of TOBs than other municipal securities. Also, explain to us why the disclosure stating that declining interest rates leads to increases in the value of fixed rate securities is identified as a principal risk of the Trust.

16.   Inasmuch as the Trust, through the use of a TOBs trust, will effectively issue short-term debt to finance the purchase of long-term BABs, please discuss the consequences to the Trust of fluctuations in short-term and long-term rates and the effect of on these securities if short term rates exceed long-term rates. *See* Guide 6 to Form N-2.

Prospectus Summary — Special Risk Considerations — General Municipal Securities Market Risk (Page 9)

17.   Please disclose that many state and municipal governments that issue securities are under significant economic and financial stress.

Summary of Trust Expenses (Page 18)

18.   Footnote (4) to the fee table presents the Trust's expenses assuming no leverage is used. Please indent and revise the font of the table in the footnote to avoid the possibility that investors may confuse it with the actual fee table.

Statement of Additional Information

Investment Objectives and Policies — Investment Restrictions (Page A-2)

19.   Investment Restriction (1) provides that the Trust may not invest more than 25% of its Managed Assets in any one industry or state, but excepts municipal securities other than municipal securities backed only by assets and revenues of non-governmental issuers. In addition, the second paragraph after the investment restrictions states that "securities backed by the credit of a governmental entity are not considered to represent industries." The staff of the Division of Investment Management has long taken the position that only *tax-exempt* securities issued by states and municipal governments will not be deemed securities issued by an industry. *See* Investment Company Act Release No. 9785 (May 31, 1977). Please revise the concentration policy to specify that *tax-exempt* municipal securities are excepted from the concentration policy. Please also revise the quoted language to

state that *tax-exempt* securities backed by the credit of a governmental entity are not considered to represent industries.

General Comments

20.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

21.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

22.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

23.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

24.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel